Exhibit 12.1

REALTY INCOME CORPORATION

STATEMENTS RE COMPUTATION OF RATIOS

( dollars in thousands )

	Years ended December 31,

	2016	2015	2014	2013	2012

Fixed charges:
Interest	$208,328	$221,484	$205,486	$172,078	$116,294
Amortization of fees	11,646	11,595	10,880	9,364	6,849
Interest capitalized	469	594	444	537	498

Fixed charges	$220,443	$233,673	$216,810	$181,979	$123,641

Income from continuing operations	$316,477	$284,855	$269,140	$180,613	$141,895
Plus fixed charges	220,443	233,673	216,810	181,979	123,641
Less interest capitalized	(469)	(594)	(444)	(537)	(498)

Earnings from continuing operations before fixed charges	$536,451	$517,934	$485,506	$362,055	$265,038
Divided by fixed charges	$220,443	$233,673	$216,810	$181,979	$123,641

Ratio of earnings from continuing operations to fixed charges	2.4	2.2	2.2	2.0	2.1

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	2.2	2.0	1.9	1.6	1.6

Preferred stock dividends	$27,080	$27,080	$37,062	$41,930	$40,918